UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month March 2021

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Relevant Information, dated March 9, 2021	3

Grifols, S.A.
Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA
Tel. [34] 935 710 500
Fax [34] 935 710 267
www.grifols.com

Pursuant to the provisions of article 227 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. ("Grifols") hereby informs about the following

OTHER RELEVANT INFORMATION

Grifols informs that it has closed the transaction to acquire the remaining shares of GigaGen Inc. ("GigaGen") (approximately 56%) for a purchase price of 80 million dollars, free of debt. Grifols has not required additional financing to close the transaction. Half of the consideration will have been paid at closing of the transaction and the remaining amount will be paid one year after closing. In July of 2017 Grifols already acquired approximately 44% of GigaGen which means that, after this transaction, Grifols gains total control of GigaGen.

GigaGen is a U.S. biotechnology company, based in San Francisco specialized in the early discovery and development of recombinant biotherapeutic medicines. GigaGen’s research focuses on discovering new biological treatments based on antibodies derived from millions of immune system cells obtained from donors.

GigaGen currently spearheads several in-house research projects, including the development of the world’s first recombinant immunoglobulin and a portfolio of immuno-oncological therapies.

GigaGen brings a diversified pipeline of recombinant polyclonal antibodies, including GIGA-2050, a recombinant hyperimmune immunoglobulin for the treatment of COVID-19, which is expected to be evaluated in a Phase 1 trial in the U.S. in spring 2021 after the recent approval of its Investigational New Drug (IND) application by the U.S. Food and Drug Administration (FDA). The trial, which will be the first-in-human study evaluating recombinant hyperimmune immunoglobulins, will assess the safety and tolerability of a single dose of GIGA-2050 in up to 18 hospitalized patients with confirmed COVID-19.

The agreement is in alignment with Grifols’ R+D+i strategy, grounded in an integrated approach that encompasses both in-house projects and investee-led initiatives whose research complements its core operations.

In Barcelona, on 9 March 2021

Nuria Martín Barnés
Secretary of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  March 9, 2021